                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                         _____________________________


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED].
      For the year ended December 31, 1998


                                       OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
      For the transition period from ________________ to ________________

Commission file number 1-3506

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          Georgia-Pacific Corporation
                          Hourly 401(k) Savings Plan


                      Financial Statements and Schedules
                       as of December 31, 1998 and 1997
                                 Together With
                               Auditors' Report

                          GEORGIA-PACIFIC CORPORATION


                           HOURLY 401(k) SAVINGS PLAN



                       FINANCIAL STATEMENTS AND SCHEDULES


                           DECEMBER 31, 1998 AND 1997

                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits, With Fund Information-- December 31, 1998

     Statement of Net Assets Available for Benefits, With Fund Information-- December 31, 1997

     Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes-- December 31, 1998

     Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants of the Georgia-Pacific
Corporation Hourly 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Savings Plan as of December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP
Atlanta, Georgia
May 14, 1999

                          GEORGIA-PACIFIC CORPORATION

                           HOURLY 401(k) SAVINGS PLAN


     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1998

                                                                                           Growth
                                                 Fixed        Company                       and                  Aggressive
                                                Income         Stock       Balanced        Income       Growth     Growth
                                                Options       Options       Options       Options       Option     Option
                                             -----------   -----------   -----------   ------------   --------   ----------
ASSETS:
 Contribution receivable                     $   695,764   $   488,946   $   346,777   $  1,768,152   $ 21,304    $  4,158
                                             -----------   -----------   -----------   ------------   --------    --------
 Investments, at market:
   Interest in Master Trusts                           0    46,720,526             0              0          0           0
   Mutual funds                               55,658,200             0    19,203,765    141,570,957    894,317     228,193
   Participants' loans                                 0             0             0              0          0           0
                                             -----------   -----------   -----------   ------------   --------    --------
      Total investments                       55,658,200    46,720,526    19,203,765    141,570,957    894,317     228,193
                                             -----------   -----------   -----------   ------------   --------    --------
NET ASSETS AVAILABLE FOR
 BENEFITS                                    $56,353,964   $47,209,472   $19,550,542   $143,339,109   $915,621    $232,351
                                             ===========   ===========   ===========   ============   ========    ========

                                               Money
                                               Market      International     Loan
                                               Option         Option         Fund        Total
                                             -----------   -------------   --------   ------------
ASSETS:
 Contribution receivable                     $   420,879     $  141,592     $     0   $  3,887,572
                                             -----------     ----------     -------   ------------
 Investments, at market:
   Interest in Master Trusts                           0              0           0     46,720,526
   Mutual funds                               26,744,576      6,769,199           0    251,069,207
   Participants' loans                                 0              0      25,428         25,428
                                             -----------     ----------     -------   ------------
      Total investments                       26,744,576      6,769,199      25,428    297,815,161
                                             -----------     ----------     -------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS                                    $27,165,455     $6,910,791     $25,428   $301,702,733
                                             ===========     ==========     =======   ============

        The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION

                           HOURLY 401(k) SAVINGS PLAN


     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1997




                                                                         Growth
                                  Fixed       Company                     and         Money
                                 Income        Stock      Balanced       Income       Market    International  Loan
                                 Options      Options      Option        Option       Option       Option      Fund      Total
                               -----------  -----------  -----------  ------------  ----------- ------------- -------  -----------
ASSETS:
 Contribution receivable       $   697,542  $   432,451  $   267,377  $  1,522,953  $   366,497  $  148,943  $     0  $  3,435,763
                               -----------  -----------  -----------  ------------  -----------  ----------  -------  ------------
 Accrued income                          0            0       29,889             0            0           0        0        29,889
                               -----------  -----------  -----------  ------------  -----------  ----------  -------  ------------
 Other receivables                       0            0      152,581             0            0           0        0       152,581
                               -----------  -----------  -----------  ------------  -----------  ----------  -------  ------------
 Investments, at market:
   Interest in Master Trusts             0   30,669,950            0             0            0           0        0    30,669,950
   Mutual funds                 51,814,266            0   11,216,940   100,280,873   18,632,952   6,042,205        0   187,987,236
   Participants' loans                   0            0            0             0            0           0   40,267        40,267
                               -----------  -----------  -----------  ------------  -----------  ----------  -------  ------------
      Total investments         51,814,266   30,669,950   11,216,940   100,280,873   18,632,952   6,042,205   40,267   218,697,453
                               -----------  -----------  -----------  ------------  -----------  ----------  -------  ------------
      Total assets              52,511,808   31,102,401   11,666,787   101,803,826   18,999,449   6,191,148   40,267   222,315,686

LIABILITIES:
 Other payables                          0            0      179,436             0            0           0        0       179,436
                               -----------  -----------  -----------  ------------  -----------  ----------  -------  ------------
NET ASSETS AVAILABLE FOR
   BENEFITS                    $52,511,808  $31,102,401  $11,487,351  $101,803,826  $18,999,449  $6,191,148  $40,267  $222,136,250
                               ===========  ===========  ===========  ============  ===========  ==========  =======  ============



         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION

                           HOURLY 401(k) SAVINGS PLAN


      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                           Growth
                                 Fixed       Company                         and
                                Income        Stock      Balanced          Income         Growth
                               Options       Options      Options          Options        Options
                             -----------    ----------   -----------     ------------     --------
INTEREST AND
 DIVIDENDS                   $ 3,019,743    $        0   $   707,947     $  2,192,834     $ 29,809

NET APPRECIATION
 (DEPRECIATION) IN
 MARKET VALUE OF
 INVESTMENTS                     790,231             0     1,769,661       28,291,939       67,070

NET GAIN FROM
 MASTER TRUSTS                         0     2,766,324             0                0            0
                             -----------    ----------   -----------     ------------     --------
NET INVESTMENT
 INCOME                        3,809,974     2,766,324     2,477,608       30,484,773       96,879
                             -----------    ----------   -----------     ------------     --------
CONTRIBUTIONS:
 Participant                   6,685,148     4,861,578     3,332,741       17,988,349       91,124
 Corporation                   1,738,794     1,113,428       710,902        3,693,212       13,654
                             -----------    ----------   -----------     ------------     --------
   Total contributions         8,423,942     5,975,006     4,043,643       21,681,561      104,778
                             -----------    ----------   -----------     ------------     --------
DISTRIBUTIONS TO
 PARTICIPANTS                 (2,850,846)     (801,451)     (553,475)      (2,834,324)     (13,271)
                             -----------    ----------   -----------     ------------     --------
LOAN PRINCIPAL PAYMENTS            1,982           643         2,116            2,141            0
                             -----------    ----------   -----------     ------------     --------
INTEREST INCOME ON LOANS               0             0             0                0            0
                             -----------    ----------   -----------     ------------     --------
INTERFUND TRANSFERS           (5,542,896)    8,166,549     2,093,299       (7,798,868)     727,235
                             -----------    ----------   -----------     ------------     --------
CHANGES IN NET ASSETS
 AVAILABLE FOR BENEFITS        3,842,156    16,107,071     8,063,191       41,535,283      915,621

NET ASSETS AVAILABLE
 FOR BENEFITS,
 beginning of year            52,511,808    31,102,401    11,487,351      101,803,826            0
                             -----------    ----------   -----------     ------------     --------
NET ASSETS AVAILABLE
 FOR BENEFITS,
 end of year                 $56,353,964   $47,209,472   $19,550,542     $143,339,109     $915,621
                             ===========   ===========   ===========     ============     ========

                              Aggressive      Money
                                Growth        Market    International       Loan
                                Option        Option       Option           Fund           Total
                             -----------    ----------   -----------     ------------     ------------
INTEREST AND
 DIVIDENDS                     $ 16,565      $  984,101    $ 135,213        $        0     $ 7,086,212

NET APPRECIATION
 (DEPRECIATION) IN
 MARKET VALUE OF
 INVESTMENTS                       (181)              0      826,876                 0      31,745,596

NET GAIN FROM
 MASTER TRUSTS                        0               0            0                 0       2,766,324
                               --------      ----------   -----------       ----------     -----------
NET INVESTMENT
 INCOME                          16,384         984,101      962,089                 0      41,598,132
                               --------      ----------   -----------       ----------     -----------
CONTRIBUTIONS:
 Participant                     14,955       3,852,930    1,491,331                 0      38,318,156
 Corporation                      2,280         974,685      307,276                 0       8,554,231
                               --------      ----------   -----------       ----------     -----------
   Total contributions           17,235       4,827,615    1,798,607                 0      46,872,387
                               --------      ----------   -----------       ----------     -----------
DISTRIBUTIONS TO
 PARTICIPANTS                    (1,551)     (1,684,790)    (159,308)           (8,802)     (8,907,818)
                               --------      ----------   -----------       ----------     -----------
LOAN PRINCIPAL PAYMENT                0           2,280          657            (9,819)              0
                               --------      ----------   -----------       ----------     -----------
INTEREST INCOME ON LOANS              0               0            0             3,782           3,782
                               --------      ----------   -----------       ----------     -----------
INTERFUND TRANSFERS             200,283       4,036,800   (1,882,402)                0               0
                              ---------      ----------   -----------       ----------     -----------
CHANGES IN NET ASSETS
 AVAILABLE FOR BENEFITS         232,351       8,166,006      719,643           (14,839)     79,566,483

NET ASSETS AVAILABLE
 FOR BENEFITS,
 beginning of year                    0      18,999,449    6,191,148            40,267     222,136,250
                              ---------      ----------   -----------       ----------     -----------
NET ASSETS AVAILABLE
 FOR BENEFITS,
 end of year                   $232,351     $27,165,455   $6,910,791        $   25,428    $301,702,733
                               ========     ===========   ==========        ==========    ============


         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN



                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


                           DECEMBER 31, 1998 AND 1997



1. ORGANIZATION AND PLAN DESCRIPTION

   The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Savings Plan (the "Plan").

   The Plan was established on April 1, 1994. Certain groups of hourly employees of Georgia-Pacific Corporation (the "Employer") participate in the Plan. For unionized groups, participation in the Plan must be specified in the applicable collective bargaining agreement; management designates nonunion participating groups. Employees are eligible to participate in the Plan upon the completion of one year of service.

   Plan assets are held in trust funds and invested on participants' behalf, with all investment earnings for each fund credited to the accounts of participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

   The Trustee performs daily valuations of the Plan's investments and makes daily distributions.

   Investments are presented at market value. Market values of mutual funds are determined principally from quotations as reported on various securities exchanges.

   The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year-end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

   Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

3. INCOME TAX STATUS

   The Internal Revenue Service issued a determination letter dated June 20, 1997 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4. INVESTMENTS

   Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following 18 investment options.

   The investment options are classified by the following categories on the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

   Fixed Income Options

   The general investment objective for these options is to provide a high level of current income.

   The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term Treasury Fund investment at December 31, 1998 and 1997 of $47,504,109 and $46,591,124,
   respectively, exceeded 5% of net assets on those dates.

   The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

   The Loomis Sayles Bond Fund--Institutional Class (new in 1998) is invested in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

   Company Stock Options

   The following are the two company stock funds available as investment options:

   The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation -- Georgia-Pacific Group Common Stock ("Common Stock"). The market value of the Georgia-Pacific Group Stock Fund investment at December 31, 1998 and 1997 of $34,879,936 and $22,225,610,
   respectively, exceeded 5% of net assets on those dates.

   The Georgia-Pacific Timber Stock Fund is invested principally in shares of Georgia-Pacific Corporation -- Timber Group Common Stock.

   Balanced Options

   The objectives of these options are to conserve principal, to pay current income, and to achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

   The Balanced Fund was invested approximately 50% in the Vanguard Total Bond Market Index Fund and 50% in the Vanguard 500 Index Fund. The Vanguard Total Bond Market Index Fund is described under the Fixed Income Options, and the Vanguard 500 Index Trust is described under Growth and Income Options. All assets of this fund were transferred to the Vanguard Balanced Index Fund as of July 1, 1998.

   The Vanguard LifeStrategy Income Fund (new in 1998) is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

   The Vanguard LifeStrategy Moderate Growth Fund (new in 1998) is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

   The Vanguard LifeStrategy Conservative Growth Fund (new in 1998) is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

   The Vanguard LifeStrategy Growth Fund (new in 1998) is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

   The Vanguard Balanced Index Fund (new in 1998) is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital. The market value of the Vanguard Balanced Index Fund at December 31, 1998 of $17,875,839 exceeded 5% of net assets.

   Growth and Income Options

   The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

   The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the fund at December 31, 1998 and 1997 of $140,797,120 and $105,914,521, respectively, exceeded 5% of net assets on those dates.

   The Vanguard Total Stock Market Index Fund (new in 1998) is invested in a large sample of stocks that matches certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

   The Vanguard Windsor II Fund (new in 1998) is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

   Growth Options

   The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

   The Vanguard Extended Market Index Fund (new in 1998) seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

   The Vanguard PRIMECAP Fund (new in 1998) is invested in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

   Aggressive Growth Option

   The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

   The Vanguard Small-Cap Index Fund (new in 1998) is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

   Money Market Option

   The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

   The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations. On December 31, 1998 and 1997, the market value of $26,744,576 and $18,632,952, respectively, exceeded 5% of the net assets on those dates.

   International Option

   The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

   The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.

5. MASTER TRUST

   Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code Section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust was based on the market value of assets transferred.

   On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation -- Georgia-Pacific Group Common Stock and to distribute one share of a new class of Common Stock, Georgia-Pacific Corporation -- Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

   The market values of the Master Trusts are allocated to the individual participating plans based on the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

   The Plan's interest in the assets of the Georgia-Pacific Group Stock Fund Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Group Stock Fund Master Trust." A summary of the Group Master Trust as of December 31, 1998 and 1997 is shown below:

                                                      1998           1997
                                                 ------------    ------------
Investments, at market:
 Georgia-Pacific Corporation -- Georgia-Pacific
  Group Common Stock                             $146,850,740    $125,351,793
 Vanguard Treasury Money Market Fund                1,381,097       1,849,416
                                                 ------------    ------------
       Total investments                          148,231,837     127,201,209
                                                 ------------    ------------
Receivables:
 Interest                                               3,582           3,632
 Other receivables                                    689,745         544,309
                                                 ------------    ------------
       Total receivables                              693,327         547,941
                                                 ------------    ------------
Less payables                                         963,513         402,984
                                                 ------------    ------------
Net assets of the Group Master Trust             $147,961,651    $127,346,166
                                                 ============    ============

   A summary of net appreciation of the Georgia-Pacific Group Stock Fund Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1998, is shown below:

      Interest and dividends                                                                $2,402,760
      Net appreciation in market value of investments                                        4,994,691
      Investment expense                                                                       (93,780)
                                                                                            ----------
      Net investment gain from Group Master Trust                                           $7,303,671
                                                                                            ==========

   Allocations to participating plans of net investment gain for the year ending December 31, 1998 and of net assets as of December 31, 1998 and 1997 are shown below for the Georgia-Pacific Group Stock Fund Master Trust:

      Georgia-Pacific Corporation Hourly 401(k) Savings Plan                              $1,702,211
      Other plan                                                                           5,601,460
                                                                                          ----------
      Net investment gain from Group Master Trust                                         $7,303,671
                                                                                          ==========


                                                                        1998                                1997
                                                             ----------------------------        ---------------------------
                                                                Amount          Percent             Amount         Percent
                                                             ------------     -----------        -----------     -----------
      Georgia-Pacific Corporation Hourly 401(k)
      Savings Plan                                           $ 34,879,936          23.57%        $ 22,225,610          17.45%
      Other plan                                              113,081,715          76.43          105,120,556          82.55
                                                             ------------         ------         ------------         ------
      Net assets of the Group Master Trust                   $147,961,651         100.00%        $127,346,166         100.00%
                                                             ============         ======         ============         ======

   The Plan's interest in the assets of the Timber Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Timber Stock Fund Master Trust." A summary of the Timber Master Trust as of December 31, 1998 and 1997 is shown below:

                                                                                   1998               1997
                                                                                -----------        -----------
      Investments, at market:
      Georgia-Pacific Corporation -- Timber Group Common Stock                  $62,553,056        $47,414,697
      Vanguard Treasury Money Market Fund                                         1,461,611            750,524
                                                                                -----------        -----------
            Total investments                                                    64,014,667         48,165,221
                                                                                -----------        -----------
      Receivables:
      Interest                                                                        2,917              1,472
      Other receivables                                                             189,768            977,097
                                                                                -----------        -----------
            Total receivables                                                       192,685            978,569
                                                                                -----------        -----------
      Less payables                                                               1,444,229            689,642
                                                                                -----------        -----------
      Net assets of the Timber Master Trust                                     $62,763,123        $48,454,148
                                                                                ===========        ===========

   A summary of income and net appreciation of the Timber Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1998, is shown below:

         Interest and dividends                                                              $2,498,741
         Net appreciation in market value of investments                                      3,744,405
         Investment expense                                                                     (59,636)
                                                                                             ----------
         Net investment gain from Timber Master Trust                                        $6,183,510
                                                                                             ==========

   Allocations to participating plans of net investment gain for the year ending December 31, 1998 and of net assets as of December 31, 1998 and 1997 are shown below for the Timber Master Trust:

         Georgia-Pacific Corporation Hourly 401(k) Savings Plan                              $1,064,113
         Other plan                                                                           5,119,397
                                                                                             ----------
         Net investment gain from Timber Master Trust                                        $6,183,510
                                                                                             ==========


                                                                          1998                               1997
                                                                  ---------------------------        ---------------------------
                                                                    Amount          Percent             Amount         Percent
                                                                  -----------      ----------        ------------    -----------
         Georgia-Pacific Corporation Hourly 401(k) Savings
           Plan                                                    $11,840,590          18.87%        $ 8,444,341          17.45%
         Other plan                                                 50,922,533          81.13          40,009,807          82.55
                                                                   -----------         ------         -----------         ------
         Net assets of the Timber Master Trust                     $62,763,123         100.00%        $48,454,148         100.00%
                                                                   ===========         ======         ===========         ======

6. CONTRIBUTIONS

   The Plan allows for both employer and employee contributions. For unionized groups, the percent of eligible compensation a participant is able to contribute, the percent of the Employer's match (if any), and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the collective bargaining agreement applicable to that group. Participants may contribute from 1% to 15% of eligible compensation to the Plan in whole percentages as specified in the plan exhibit applicable to that group. In addition, if specified in the governing exhibit, participants may elect to contribute certain bonuses and compensation for unused vacation days and personal holidays to the Plan. The Employer matches the participants' contributions to the extent provided in the exhibit applicable to the participating group. In addition, participants may also contribute rollovers from certain qualified plans.

   Employee and employer contributions are remitted to the Trustee and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once each year.

7. WITHDRAWALS AND TERMINATION

   Under the Plan, contributions excluded from gross income for federal income tax purposes (and, in specified cases, other components of the participant's account balance) can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least 12 months.

   In the event of a participant's termination of employment, death, or attainment of age 65, the participant or his/her beneficiary may elect to receive, in cash and/or Georgia-Pacific Corporation -- Timber Group Common Stock or Georgia-Pacific Corporation -- Group Common Stock, his/her entire account balance. Participants are immediately 100% vested in employer contributions.

8. PLAN TERMINATION

   The Employer has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the employer terminates the Plan, each participant's account balance would be fully vested.

9. RECONCILIATION TO THE FORM 5500

   As of December 31, 1998, the Plan had approximately $120,632 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

   The following table reconciles net assets available for benefits at December 31, 1998 and distributions to participants for the year ended December 31, 1998 per the financial statements to the Form 5500 to be filed by the
   Corporation:

                                                                            Amounts           Net Assets
                                                                          Distributed          Available
                                                          Benefits            to                  for
                                                          Payable        Participants          Benefits
                                                          --------       ------------        ------------
  Per financial statements                                $      0         $8,920,212        $301,702,733
  1998 accrued benefit payments                            120,632            120,632            (120,632)
                                                          --------         ----------        ------------
  Per Form 5500                                           $120,632         $9,040,844        $301,582,101
                                                          ========         ==========        ============

                                                                      SCHEDULE I







             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998




                                                       Shares
                                                      or Face                    Current
                                                       Amount        Cost         Value
                                                     ----------  ------------  ------------
FIXED INCOME OPTIONS:
*    Vanguard Short-Term Treasury Fund                4,580,917  $ 46,391,215  $ 47,504,109
*    Vanguard Total Bond Market Index Fund              771,691     7,709,270     7,925,267
     Loomis Sayles Bond Fund--Institutional Class        19,148       238,786       228,824
                                                                 ------------  ------------
         Total fixed income options                                54,339,271    55,658,200
                                                                 ------------  ------------
COMPANY STOCK OPTIONS:
*    Georgia-Pacific Timber Stock Fund Master Trust   3,341,024    11,128,093    11,840,590
*    Georgia-Pacific Group Stock Fund Master Trust    3,988,649    32,601,878    34,879,936
                                                                 ------------  ------------
         Total company stock options                               43,729,971    46,720,526
                                                                 ------------  ------------
BALANCED OPTIONS:
*    Vanguard Balanced Index Fund                       967,307    17,263,096    17,875,839
*    Vanguard LifeStrategy Growth Fund                   15,899       288,306       298,737
*    Vanguard LifeStrategy Income Fund                   24,425       318,641       322,896
*    Vanguard LifeStrategy Conservative Growth Fund      11,583       165,647       170,391
*    Vanguard LifeStrategy Moderate Growth Fund          31,785       521,505       535,902
                                                                 ------------  ------------
         Total balanced options                                    18,557,195    19,203,765
                                                                 ------------  ------------
GROWTH AND INCOME OPTIONS:
*    Vanguard 500 Index Fund                          1,235,604    89,476,801   140,797,120
*    Vanguard Total Stock Market Index Fund               5,022       127,771       137,711
*    Vanguard Windsor II Fund                            21,311       671,038       636,126
                                                                 ------------  ------------
         Total growth and income options                           90,275,610   141,570,957
                                                                 ------------  ------------
GROWTH OPTIONS:
*    Vanguard Extended Market Index Fund                  3,243        91,485        99,290
*    Vanguard PRIMECAP Fund                              16,681       737,593       795,027
                                                                 ------------  ------------
         Total growth options                                         829,078       894,317
                                                                 ------------  ------------
AGGRESSIVE GROWTH OPTION:
*    Vanguard Small-Cap Index Fund                       10,764       229,162       228,193
                                                                 ------------  ------------
MONEY MARKET OPTION:
*    Vanguard Treasury Money Market Fund             26,744,576    26,744,576    26,744,576
                                                                 ------------  ------------
INTERNATIONAL OPTION:
*    Vanguard International Growth Fund                 360,639     6,300,941     6,769,199
                                                                 ------------  ------------
PARTICIPANTS' LOANS RECEIVABLE                                         25,428        25,428
                                                                 ------------  ------------
     Total investments                                           $241,031,232  $297,815,161
                                                                 ============  ============



                  *Represents a party in interest to the Plan.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN


               ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                      Purchases                               Sales
                                             ------------------------   ----------------------------------------------------
                                               Number of                 Number of
                                             Transactions    Amount     Transactions       Cost       Proceeds    Gain (Loss)
                                             ------------  ----------   ------------  -----------   -----------  -----------
*   VANGUARD SHORT-TERM TREASURY FUND             244      $12,992,348      238       $12,591,259   $12,771,041   $  179,782

*   VANGUARD 500 INDEX TRUST FUND                 241       45,302,599      245        27,265,669    33,116,469    5,850,800

*   VANGUARD TREASURY MONEY MARKET FUND           241       31,911,756      238        23,800,132    23,800,132            0

*   VANGUARD BALANCED INDEX FUND                   84       18,836,557      103         1,573,461     1,529,467      (43,994)

                  (a) Represents a series of transactions in
                securities of the same issue in excess of 5% of
                 the plan assets at the beginning of the year.

                 *Represents a party in interest to the Plan.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


            GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN


            BY:  GEORGIA-PACIFIC CORPORATION, AS PLAN ADMINISTRATOR


Date:  June 29, 1999               By:   /s/ John F. McGovern
                                         -------------------------------------
                                         John F. McGovern
                                         Executive Vice President--Finance and
                                            Chief Financial Officer

                                                                     SCHEDULE II

                               INDEX TO EXHIBITS

  Exhibit
   Number                             Description
  -------       ---------------------------------------------------------------
    23          Consent of Arthur Andersen LLP